To the Shareholders and Board of Managers of the DowSM Target Variable Fund LLC:


In planning and performing our audits of the financial statements of the DowSM Target Variable Fund LLC - DowSM Target 10 January Portfolio, DowSM Target 10 February Portfolio, DowSM Target 10 March Portfolio, DowSM Target 10 April Portfolio, DowSM Target 10 May Portfolio, DowSM Target 10 June Portfolio, DowSM Target 10 July Portfolio, DowSM Target 10 August Portfolio, DowSM Target 10 September Portfolio, DowSM Target 10 October Portfolio, DowSM Target 10 November Portfolio, DowSM Target 10 December Portfolio, DowSM Target 5 January Portfolio, DowSM Target 5 February Portfolio, DowSM Target 5 March Portfolio, DowSM Target 5 April Portfolio, DowSM Target 5 May Portfolio, DowSM Target 5 June Portfolio, DowSM Target 5 July Portfolio, DowSM Target 5 August Portfolio, DowSM Target 5 September Portfolio, DowSM Target 5 October Portfolio, DowSM Target 5 November Portfolio, and DowSM Target 5 December Portfolio for the year ended December 31, 2001, we considered their internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and to comply with the requirements of Form N-SAR, not to provide assurance on internal control.

The management of the DowSM Target Variable Fund LLC is responsible for establishing and maintaining internal control.
In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls. Generally, controls that are relevant to an audit pertain to the entity's objective of preparing financial statements for external purposes that are fairly presented in conformity with accounting principles generally accepted in the United States of America. Those controls include the safeguarding of assets against unauthorized acquisition, use or disposition.

Because of inherent limitations in any internal control, error or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that it may become inadequate because of changes in conditions or that the effectiveness of the design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control and its operation, including controls for safeguarding securities, that we consider to be material weaknesses as defined above as of December 31, 2001.


This report is intended solely for the information and use of management, the Board of Managers of the DowSM Target Variable Fund LLC and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


KPMG LLP
Columbus, Ohio
February 18, 2002